Credit Suisse Securities (USA) LLC

Eleven Madison Avenue,

New York, N.Y. 10010-3629

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Jefferies LLC

520 Madison Avenue

New York, NY 10022

December 10, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity & Guaranty Life

Registration Statement on Form S-1

Registration File No. 333-190880

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Fidelity & Guaranty Life (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 PM Eastern Time on December 12, 2013, or as soon thereafter as practicable. The undersigned, as the representatives of the several Underwriters, confirm that they are aware of their obligations under the Act.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 3, 2013:

(i)	Dates of distribution: December 3, 2013 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 10

(iii)	Number of prospectuses furnished to investors: approximately 5,574

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 80

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC J.P. MORGAN SECURITIES LLC JEFFERIES LLC Acting severally on behalf of themselves and the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jeffrey S. Lebovitz
Name:	Jeffrey S. Lebovitz
Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Ray Craig
Name:	Ray Craig
Title:	Managing Director

By:	JEFFERIES LLC

By:	/s/ Martin Dolan
Name:	Martin Dolan
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]